March 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Autozi Internet Technology (Global) Ltd.
Registration Statement on Form F-3
File No. 333-293491
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Autozi Internet Technology (Global) Ltd., hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on March 17, 2026, or as soon thereafter as practicable.

Very truly yours,

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)